Exhibit 99.1

iKang Announces Further Update on “Going Private” Transaction

BEIJING, August 15, 2018 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced that, as of the close of business (New York time) on August 14, 2018, it has received notices of objection under Section 238(2) of the Cayman Islands Companies Law (“Objection Notices”) which object to the proposed merger (the “Merger”) contemplated by the previously announced agreement and plan of merger, dated as of March 26, 2018 and amended as of May 29, 2018 (the “Merger Agreement”), by and among the Company, IK Healthcare Investment Limited (“Parent”) and IK Healthcare Merger Limited (“Merger Sub”), from shareholders of the Company who hold Class A common shares representing, collectively, approximately 18.33% of the total issued and outstanding shares of the Company.  As of the close of business (New York time) on August 14, 2018, the Company has received from holders of the Company’s American Depositary Shares (“ADSs”), including former holders of ADSs who have provided Objection Notices to the Company, requests for the Company to convert such holders’ ADSs into Class A common shares of the Company which, upon conversion of all such ADSs, would represent, collectively, approximately 32.37% of the total issued and outstanding shares of the Company.

Under Section 7.02(e) of the Merger Agreement, the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement are subject to the condition that the holders of no more than 15% of the total issued and outstanding shares of the Company have validly served Objection Notices.  Based on the Objection Notices received by the Company as of the close of business (New York time) on August 14, 2018, this condition is no longer satisfied.

The Company has informed Parent and Merger Sub of the receipt of the Objection Notices and non-satisfaction of the closing condition in Section 7.02(e) of the Merger Agreement. The Company intends to request that Parent and Merger Sub waive this closing condition.  However, the Company cautions its shareholders and others considering trading its securities that, due to the non-satisfaction of the closing condition in Section 7.02(e) of the Merger Agreement, Parent and Merger Sub are not obligated to consummate the Merger or the other transactions contemplated by the Merger Agreement and that there is no assurance that Parent and Merger Sub will waive such closing condition.

The Company reminds its shareholders that the extraordinary general meeting of shareholders of the Company (the “EGM”) to consider and vote on, among other matters, the Merger Agreement and the transactions contemplated thereby (including the Merger) will be held at 10:00 a.m. (Beijing time) on August 20, 2018. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s independent directors, recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement and the transactions contemplated thereby (including the Merger).

Schedule 13E-3 and Proxy Statement

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the final proxy statement) have been mailed to shareholders and ADS holders. Requests for additional copies of the definitive proxy statement should be directed to MacKenzie Partners, Inc., the Company’s proxy solicitor, toll-free at (800) 322-2885 (or +1 (212) 929-5500 outside of the United States) (call collect) or via email at proxy@mackenziepartners.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ, CAREFULLY AND IN THEIR ENTIRETY, THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year 2017 ended March 31, 2018, iKang served a total of 6.59 million customer visits under both corporate and individual programs.

As of July 16, 2018, iKang has a nationwide network of 113 self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com